Via EDGAR
February 19, 2014
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Alon USA Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2013
File No. 1-32567
Ladies and Gentlemen:
Alon USA Energy Inc. (the “Company”) respectfully advises the Staff that the Company acknowledges:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact either James Ranspot, General Counsel of the Company at (972) 367-3614 or Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.
Very truly yours,

Alon USA Energy Inc.

By:    /s/ Shai Even
Name:    Shai Even
Title:    Senior Vice President and Chief Financial Officer